Exhibit 99.1

Golden Star Reports Second Quarter 2018 Results

TORONTO, Aug. 1, 2018 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") reports its financial and operational results for the quarter ended June 30, 2018.

HIGHLIGHTS:

  Gold production of 61,209 ounces in the second quarter of 2018
  Strong production from the Wassa Complex ("Wassa") in the second quarter of 2018, continuing to exceed expectations
    20% increase in gold production from Wassa in the second quarter of 2018 compared to the second quarter of 2017, including a 167% increase in production from the Wassa Underground Gold Mine ("Wassa Underground")
    65% increase in grade processed at Wassa Underground to 4.99 grams per tonne ("g/t") of gold ("Au") in the second quarter of 2018 compared to the second quarter of 2017
  Significant improvements delivered at the Prestea Underground Gold Mine ("Prestea Underground") in the second quarter of 2018 compared to the first quarter of 2018, when the mine achieved commercial production
    67% increase in gold production to 12,463 ounces in the second quarter of 2018 compared to the first quarter of 2018
    65% increase in grade processed from Prestea Underground to 13.56 g/t Au in the second quarter of 2018 compared to the first quarter of 2018
    Targeted production rate of 650 tonnes per day ("tpd") is expected to be achieved at Prestea Underground during the fourth quarter of 2018
  Cash operating cost per ounce1 of $809 and All-In Sustaining Cost ("AISC") per ounce1 of $1,104 in the second quarter of 2018
    Higher than expected costs due to the slower than anticipated ramp up at Prestea Underground, partially offset by the stronger than expected performance at Wassa Underground
    38% decrease in cash operating cost per ounce1 at Wassa in the second quarter of 2018 to $610 compared to the second quarter of 2017
  Capital expenditures of $10.2 million in the second quarter of 2018
  Cash provided by operations before changes in working capital of $10.3 million or $0.03 per share in the second quarter of 2018 and mine operating margin of $10.2 million
  Consolidated cash balance of $21.9 million at June 30, 2018
  Post period end, the creation of a long term, strategic relationship was agreed with La Mancha Holding S.à r.l. ("La Mancha"), including a $125.7 million investment, which will support Golden Star's growth as a leading African gold producer2
  Golden Star is on track to achieve its consolidated full year ("FY") 2018 guidance in terms of gold production, cash operating cost per ounce1 and AISC per ounce1
    The Company expects to be at the top end of the cost ranges in FY 2018
    The Company intends to review its FY 2018 capital spend in light of the proposed investment from La Mancha
Notes:
1. See "Non-GAAP Financial Measures".
2. For more information, please see the press release entitled, 'Golden Star announces long term, strategic investment by La Mancha', dated August 1, 2018.

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"During the second quarter of 2018, Prestea Underground delivered more ounces than the Prestea Open Pits, which is testament to the hard work and disciplined approach of our underground team.  We expect to see further improvements during the coming months and we anticipate that Prestea Underground will achieve its nameplate production rate during the fourth quarter of 2018.  We will also continue to right size this operation with the aim of reducing operating costs and generating a stronger cash margin.  Wassa Underground delivered another impressive quarter, with both grades and tonnages exceeding our expectations.  I am looking forward to releasing the Preliminary Economic Assessment for Wassa's Inferred Mineral Resources to gain a more thorough understanding of the full potential of this substantial deposit.  After two quarters, we are on track to achieve our consolidated full year 2018 production and cost guidance and with our strategic relationship with La Mancha agreed, we are well-positioned to deliver significant value for our shareholders."

La Mancha Transaction and Second Quarter 2018 Conference Call Details

Golden Star will conduct a conference call and webcast to discuss the La Mancha transaction and the results of the second quarter of 2018 on Thursday, August 2, 2018 at 10:00am ET.  The Chief Executive Officer of La Mancha, Andrew Wray, will join the Golden Star management team on the call.

The call can be accessed by telephone or by webcast as follows:

Toll Free (North America): +1 866 393 4306
Toronto Local and International: +1 734 385 2616
Conference ID: 3081459
Webcast: www.gsr.com

A recording and webcast replay of the call will be available at www.gsr.com following the call.

SUMMARY OF CONSOLIDATED OPERATIONAL AND FINANCIAL RESULTS

		Three Months Ended
		June 30,
OPERATING SUMMARY		2018	2017
Wassa gold sold	oz	38,249	31,985
Prestea gold sold	oz	22,310	31,619
Total gold sold	oz	60,559	63,604
Wassa gold produced	oz	38,532	32,161
Prestea gold produced	oz	22,677	32,014
Total gold produced	oz	61,209	64,175
Average realized gold price[1]	$/oz	1,273	1,222

Cost of sales per ounce – Consolidated[2]	$/oz	1,106	1,012
Cost of sales per ounce – Wassa[2]	$/oz	944	1,235
Cost of sales per ounce – Prestea[2]	$/oz	1,383	785
Cash operating cost per ounce – Consolidated[2]	$/oz	809	785
Cash operating cost per ounce – Wassa[2]	$/oz	610	980
Cash operating cost per ounce – Prestea[2]	$/oz	1,149	585
All-In Sustaining cost per ounce – Consolidated[2]	$/oz	1,104	960

Notes:
1.	Average realized gold price per ounce excludes pre-commercial production ounces sold at Prestea Underground in 2018 and 2017.
2.	See "Non-GAAP Financial Measures".

		Three Months Ended
		June 30,
FINANCIAL SUMMARY		2018	2017
Gold revenues	$'000	77,121	77,335
Cost of sales excluding depreciation and amortization	$'000	57,717	55,173
Depreciation and amortization	$'000	9,235	8,893
Mine operating margin	$'000	10,169	13,269
General and administrative expense	$'000	6,909	1,953
Loss/(gain) on fair value of financial instruments, net	$'000	1,301	(4,907)
Net (loss)/income attributable to Golden Star shareholders	$'000	(6,642)	13,883
Adjusted net income attributable to Golden Star shareholders[1]	$'000	2,408	7,703
(Loss)/income per share attributable to Golden Star shareholders - basic	$/share	(0.02)	0.04
(Loss)/income per share attributable to Golden Star shareholders - diluted	$/share	(0.02)	0.02
Adjusted income per share attributable to Golden Star shareholders – basic[1]	$/share	0.01	0.02
Cash provided by operations	$'000	10,321	11,082
Cash provided by operations before working capital changes[1]	$'000	10,276	14,198
Cash provided by operations per share - basic	$/share	0.03	0.03
Cash provided by operations before working capital changes per share – basic[1]	$/share	0.03	0.04
Capital expenditures	$'000	10,186	18,307

Notes:
1. See "Non GAAP Financial Measures".

OPERATIONAL PERFORMANCE

Overview

In the second quarter of 2018 Golden Star produced 61,209 ounces of gold. This quarter was the Company's second quarter as a primarily underground-focused gold producer, following the cessation of production from the Wassa Main Pit in January 2018.  Production from the Prestea Open Pits is ongoing and ore supply from this operation is expected to continue into the middle of the third quarter of 2018.  However once production from the Prestea Open Pits concludes, Golden Star intends to focus on high margin, underground ore with the objective of strengthening its financial position and creating a robust platform to deliver shareholder value.

The Wassa Complex delivered another strong quarter. Gold production increased by 20% in the second quarter of 2018 to 38,532 ounces compared to the second quarter of 2017 and it increased by 9% compared to the first quarter of 2018. 92% of Wassa's production was attributable to Wassa Underground, which delivered higher grades and higher tonnages than expected.  Consequently, Wassa delivered its lowest cash operating cost per ounce1 in over seven years of $610.

Gold production from the Prestea Complex ("Prestea") was 22,677 ounces in the second quarter of 2018. The second quarter of 2018 was the first quarter that Prestea Underground delivered more ounces than the Prestea Open Pits (55% of the Prestea Complex's total production), which is a result of the ramp up of production from the underground operation and the Prestea Open Pits approaching the end of their mine life.  The grade of the ore processed from Prestea Underground increased by 65% in the second quarter of 2018 compared to the first quarter of 2018 and Golden Star expects the targeted production rate of 650 tpd to be achieved at Prestea Underground during the fourth quarter of 2018.

Golden Star's consolidated cash operating cost per ounce1 was $809 in the second quarter of 2018, which represents a 3% increase compared to the second quarter of 2017. Although Wassa reported a 38% decrease in cash operating cost per ounce1 to $610, this was offset by a 96% increase at Prestea to $1,149.

The AISC per ounce1 in the second quarter of 2018 was $1,104, an increase of 15% compared to the second quarter of 2017, primarily as a result of the slower than expected ramp up at Prestea Underground.  The cost of sales per ounce1 was $1,106.  Golden Star expects its operating costs to decrease in the second half of 2018 as production at both underground operations continues to ramp up.

At the end of the first half of 2018, $14.2 million of severance expenses had been paid in total. The severance payments relating to the Wassa Main Pit workforce are now complete and Golden Star expects to pay the severance expenses relating to the Prestea Open Pits workforce during the remainder of 2018.

At the end of the second quarter of 2018, Golden Star is on track to achieve its consolidated FY 2018 guidance in terms of gold production, cash operating cost per ounce1 and AISC per ounce1 and expects to be at the top end of the cost guidance ranges.  As stated in the press release dated January 11, 2018, Golden Star expects production to be weighted to the second half of 2018 and consequently, cash operating cost per ounce1 and AISC per ounce1 are anticipated to be lower in the second half of 2018.

Following the completion of the proposed strategic investment by La Mancha, Golden Star intends to review its planned capital spend.  It is expected that some of the proceeds of the transaction will be used for exploration, Mineral Resource delineation and expansion programs at Wassa Underground, Prestea Underground and the Father Brown deposit.

Notes:
1. See "Non-GAAP Financial Measures".

Wassa Complex

		Three Months Ended
		June 30,
		2018	2017
WASSA FINANCIAL RESULTS
Revenue	$'000	$48,588	$38,942

Mine operating expenses	$'000	21,952	28,408
Severance charges	$'000	1,576	-
Royalties	$'000	2,517	2,024
Operating costs from metals inventory	$'000	1,374	2,948
Inventory net realizable value adjustment and write-off	$'000	3,103	1,299
Cost of sales excluding depreciation and amortization	$'000	30,522	34,679
Depreciation and amortization	$'000	5,581	4,827
Mine operating margin/(loss)	$'000	$12,485	$(564)

Capital expenditures	$'000	7,881	3,611

WASSA OPERATING RESULTS
Ore mined - Main Pit	t	-	322,705
Ore mined - Underground	t	238,953	143,702
Ore mined - Total	t	238,953	466,407
Waste mined - Main Pit	t	-	1,647,798
Waste mined - Underground	t	73,122	28,826
Waste mined - Total	t	73,122	1,676,624
Ore processed - Main Pit	t	140,517	490,159
Ore processed - Underground	t	235,415	145,016
Ore processed - Total	t	375,932	635,175
Grade processed - Main Pit	g/t	0.72	1.23
Grade processed - Underground	g/t	4.99	3.02
Recovery	%	96.1	94.6
Gold produced - Main Pit	oz	3,013	18,873
Gold produced - Underground	oz	35,519	13,288
Gold produced - Total	oz	38,532	32,161
Gold sold - Main Pit	oz	2,730	18,697
Gold sold - Underground	oz	35,519	13,288
Gold sold - Total	oz	38,249	31,985

Cost of sales per ounce[1]	$/oz	944	1,235
Cash operating cost per ounce[1]	$/oz	610	980

Notes
1. See "Non-GAAP Financial Measures".

Wassa Operational Overview

Gold production from the Wassa Complex increased by 20% in the second quarter of 2018 to 38,532 ounces compared to the second quarter of 2017. Wassa became a primarily underground operation in the first quarter of 2018 and consequently, in the second quarter of 2018, 92% of Wassa's production was attributable to Wassa Underground. Stockpiled ore from Wassa Main Pit is expected to continue to be fed to the processing plant into the fourth quarter of 2018.

The grade of the ore from Wassa Underground in the second quarter of 2018 increased by 65% to 4.99 g/t Au compared to the second quarter of 2017 and by 10% compared to the first quarter of 2018.  Mining rates at Wassa Underground also continued to exceed expectations, at approximately 2,655 tpd on average in the second quarter of 2018. This represents a 66% increase compared to the second quarter of 2017 and an 11% increase compared to the first quarter of 2018.

The targeted average mining rate for Wassa Underground in FY 2018 is 2,700-3,000 tpd, but the Company expected to achieve an average of 2,300 tpd during the first half of 2018.  The mining team is well-positioned to continue to increase the tonnage profile in 2018 and beyond, with the mining sequence working well and an increasing number of stopes prepared and developed.

The Wassa Complex reported a 38% decrease in cash operating cost per ounce1 for the second quarter of 2018 to $610 compared to the second quarter of 2017. This represents Wassa's lowest cash operating cost per ounce1 since the first quarter of 2010. This strong performance was due primarily to the increase in both grade and tonnage from the Wassa Underground ore being fed to the processing plant and the subsequent increase in gold sold. The cost of sales per ounce1 for Wassa in the second quarter of 2018 was $944.

$1.6 million of severance expenses were paid during the second quarter of 2018 as a result of the cessation of production from Wassa Main Pit in the first quarter of 2018.  The severance payments relating to the Wassa Main Pit workforce are now complete.

Post period end, Wassa's First Aid Team was awarded first place in the 2018 Zone 1 Mine Safety and First Aid Competition, underlining Golden Star's strong commitment to safe working practice.  The team will go on to compete in the national competition in October 2018.

Notes
1. See "Non-GAAP Financial Measures".

Prestea Complex

		Three Months Ended
		June 30,
		2018	2017
PRESTEA FINANCIAL RESULTS
Revenue	$'000	$28,533	$38,393

Mine operating expenses	$'000	23,504	20,860
Royalties	$'000	1,483	2,194
Operating costs from/(to) metals inventory	$'000	2,134	(2,560)
Inventory net realizable value adjustment and write-off	$'000	74	-
Cost of sales excluding depreciation and amortization	$'000	27,195	20,494
Depreciation and amortization	$'000	3,654	4,066
Mine operating (loss)/margin	$'000	$(2,316)	$13,833

Capital expenditures	$'000	2,305	14,696

PRESTEA OPERATING RESULTS
Ore mined – Open Pits	t	45,547	351,860
Ore mined - Underground	t	31,373	6,134
Ore mined - Total	t	76,920	357,994
Waste mined – Open Pits	t	146,316	955,691
Waste mined - Underground	t	-	5,637
Waste mined - Total	t	146,316	961,328
Ore processed	t	373,599	370,928
Grade processed – Open Pits	g/t	2.33	3.15
Grade processed – Underground	g/t	13.56	3.67
Recovery	%	88.0	88.4
Gold produced – Open Pits	oz	10,214	31,689
Gold produced – Underground	oz	12,463	325
Gold produced – Total	oz	22,677	32,014
Gold sold - Open Pits	oz	9,847	31,294
Gold sold - Underground	oz	12,463	325
Gold sold - Total	oz	22,310	31,619

Cost of sales per ounce[1]	$/oz	1,383	785
Cash operating cost per ounce[1]	$/oz	1,149	585

Notes
1. See "Non-GAAP Financial Measures".

Prestea Operational Overview

Gold production from the Prestea Complex in the second quarter of 2018 was 22,677 ounces.  The second quarter of 2018 was the first quarter that Prestea Underground delivered more ounces than the Prestea Open Pits (55% of the Prestea Complex's total production).  This is a result of the ramp up of production from the underground operation and the Prestea Open Pits approaching the end of their mine life.

The Prestea Open Pits produced 10,214 ounces of gold in the second quarter of 2018. This 68% decrease in production compared to the second quarter of 2017 was anticipated, as the Prestea Open Pits had been expected to complete gold production at the end of 2017. However additional ore was sourced during the first half of 2018 so production is now expected to complete during the third quarter of 2018.  The grade of the ore processed from the Prestea Open Pits in the second quarter of 2018 was 2.33 g/t Au. This was higher than expected at the start of the year as Golden Star has accessed the Maafio pit, which has a grade of approximately 2.33 g/t Au. However the grade processed in the second quarter of 2018 represents a 26% decrease compared to the second quarter of 2017, as during the second and third quarters of 2017 Golden Star was mining the Mampon deposit, which had a grade of 4.64 g/t Au.

Gold production from Prestea Underground was 12,463 ounces in the second quarter of 2018, compared to 325 ounces in the second quarter of 2017. The grade of the ore processed from Prestea Underground increased by 65% in the second quarter of 2018 to 13.56 g/t Au compared to the first quarter of 2018, exceeding the average ore reserve grade of 12.35 g/t Au.

The average production rate from Prestea Underground was 345 tpd in the second quarter of 2018. This average daily tonnage rate was similar to the first quarter of 2018, however, more ore was sourced from stope production during the second quarter of 2018 and the dilution control in the stopes was significantly improved, resulting in higher grades processed. Golden Star continued to improve the longhole drilling and blasting productivities during the period and expects the targeted production rate of 650 tpd to be achieved consistently at Prestea Underground during the fourth quarter of 2018.

Prestea reported a cash operating cost per ounce1 of $1,149 in the second quarter of 2018, which represents a 96% increase compared to the same period in 2017. The increase in cash operating cost per ounce1 was due primarily to the increase in operating costs from metals inventory and mine operating expenses in the period and the decrease in ounces sold in the second quarter of 2018 compared to the same period in 2017. The cost of sales per ounce1 at Prestea in the second quarter of 2018 was $1,383.

Notes
1. See "Non-GAAP Financial Measures".

Exploration

Updated Wassa Underground Inferred Mineral Resource Estimate

On April 12, 2018, the Company released an updated Inferred Mineral Resource estimate for Wassa Underground. The updated estimate delivered a 147% increase in Wassa Underground's Inferred Mineral Resources to 5.2 million ounces of gold, in the B Shoot South and F Shoot South areas. The grade of the Inferred Mineral Resources also increased by 9% to 3.6 g/t Au compared to 3.3 g/t Au in the December 31, 2017 estimate.

Further drilling of the Wassa South extensions is underway and the Company expects that Wassa Underground's Inferred Mineral Resources will continue to grow with further step out drilling towards the south. A total of 5,500 metres of drilling was conducted during the second quarter of 2018. Golden Star expects to release the results of this drilling towards the end of the third quarter of 2018.

Golden Star has commenced work on a Preliminary Economic Assessment ("PEA") on the Inferred Mineral Resources of the Wassa Underground deposit. The objective of the PEA is to demonstrate the viability of the Inferred Mineral Resources, potentially including a new access shaft and new ventilation infrastructure. As Golden Star has significant under-utilized capacity in the Wassa processing plant, this additional material could be processed without the need for Golden Star to build any additional processing capacity. Golden Star anticipates that the PEA will be completed in the second half of 2018.

Drilling at Prestea

Golden Star drilled on surface and from underground on the Prestea licence area during the second quarter of 2018, completing a total of 1,870 metres.

Drilling at Prestea Underground continued to test the Inferred Mineral Resources along the edges of the West Reef ore body with the objective of Mineral Resource expansion. The Company is planning to begin step out drilling to the north of the West Reef in the second half of 2018 to test the potential down plunge extension of the deposit, once drilling chambers have been established.

Drilling at the South Gap target, between the two historic underground shafts (Bondaye and Tuapim), was completed during the second quarter of 2018.  The South Gap is one of the five new potential underground targets that Golden Star outlined in its 2018 exploration strategy.  The Company expects to release the results of the drilling at Prestea Underground and the South Gap during the third quarter of 2018.

FINANCIAL PERFORMANCE

Capital Expenditures

Having largely completed the development of both Wassa Underground and Prestea Underground, capital expenditures for the second quarter of 2018 totaled $10.2 million compared to $18.3 million in the second quarter of 2017, representing a 44% decrease. 77% of capital expenditures were attributable to Wassa ($7.9 million), which included $3.2 million on Wassa Underground capitalized development, $1.9 million on Wassa Underground heavy equipment and replacement components and $1.9 million on exploration drilling. Prestea capital expenditures totaled $2.3 million, which included $1.0 million on the development of Prestea Underground and $0.7 million on exploration drilling.

Second Quarter 2018 Capital Expenditures Breakdown (in millions)

Item	Sustaining	Development	Total
Wassa Underground	3.2	0.0	3.2
Wassa Equipment Purchases	2.2	0.8	3.0
Wassa Exploration	0.0	1.2	1.2
Other	0.3	0.2	0.5
Wassa Subtotal	5.7	2.2	7.9
Prestea Open Pits	0.2	0.1	0.3
Prestea Underground	1.0	0.0	1.0
Prestea Exploration	0.0	0.7	0.7
Other	0.0	0.3	0.3
Prestea Subtotal	1.2	1.1	2.3
Consolidated	6.9	3.3	10.2

Other Financial Highlights

Gold revenues for the second quarter of 2018 totaled $77.1 million from gold sales of 60,559 ounces, at an average realized gold price of $1,273 per ounce.  This figure was consistent with gold revenues in the second quarter of 2017, as increased revenue generated by the Wassa Complex (an increase of 25% compared to the second quarter of 2017) was partially offset by decreased revenue from the Prestea Complex (a decrease of 26% compared to the second quarter of 2017).

Cost of sales excluding depreciation and amortization for the second quarter of 2018 totaled $57.7 million, an increase of 5% compared with the same period in 2017. This was due mainly to an increase in operating costs at Prestea resulting from an increased drawdown of ore stockpiles, partially offset by a decrease in mine operating expenses at Wassa resulting from Wassa transitioning into an underground-only mine.

Depreciation and amortization expenses for the second quarter of 2018 totaled $9.2 million, a 4% increase compared to the second quarter of 2017. This was due to an increase in depreciation at Wassa resulting mainly from an increase in gold production and mining interests, offset partially by a decrease in depreciation at Prestea resulting mainly from lower gold production.

As a result, Golden Star reported a mine operating margin of $10.2 million in the second quarter of 2018, compared to $13.3 million in the second quarter of 2017. This 23% decrease was due primarily to the higher cost of sales in the second quarter of 2018.

General and administrative ("G&A") expenses for the second quarter of 2018 totaled $6.9 million, compared to $2.0 million in the same period in 2017, a 254% increase. The increase in G&A costs for the second quarter of 2018 was due primarily to a $4.5 million increase in share-based compensation expense resulting from an increase in the Company's share price during the quarter, compared to a decrease in the share price during the same period in 2017.

Golden Star recorded a loss of $1.3 million on fair value of financial instruments in the second quarter of 2018, compared to a $4.9 million gain in the same period in 2017.  The $1.3 million fair value loss in the second quarter of 2018 relates to a non-cash revaluation loss on the embedded derivative liability of the 7% Convertible Debentures. The $4.9 million fair value gain recognized in the second quarter of 2017 was comprised of a $4.0 million non-cash revaluation gain on the embedded derivative liability of the 7% Convertible Debentures and a $1.0 million non-cash revaluation gain on the warrants, which were held by Royal Gold, Inc., offset by a $0.1 million non-cash revaluation loss on the 5% Convertible Debentures.

The net loss attributable to Golden Star shareholders in the second quarter of 2018 totaled $6.6 million or $0.02 loss per share (basic), compared to a net income of $13.9 million or $0.04 income per share (basic) in the second quarter of 2017. The net loss in the second quarter of 2018 was due primarily to a decrease of $6.2 million in the gain on fair value of financial instruments, a $5.0 million increase in G&A expenses, a $3.8 million increase in deferred tax expense, a $3.1 million decrease in mine operating margin and a $3.0 million increase in finance expense.

The adjusted net income attributable to Golden Star shareholders1 in the second quarter of 2018 was $2.4 million, compared to $7.7 million in the same period in 2017. The 69% decrease was due primarily to a lower consolidated mine operating margin and higher net finance, G&A and exploration expenses.

Cash provided by operations before working capital changes1 in the second quarter of 2018 was $10.3 million compared to $14.2 million in the same period in 2017. This 28% decrease was due primarily to a decrease in consolidated mine operating margin and an increase in exploration and reclamation costs.

The Company's consolidated cash balance was $21.9 million at June 30, 2018.  Working capital provided $0.05 million during the three months ended June 30, 2018, compared to using $3.1 million in the same period in 2017.  The working capital changes in the three months ended June 30, 2018 included a decrease in inventory of $2.8 million, offset by an increase in accounts receivable of $2.1 million, a decrease in accounts payable and accrued liabilities of $0.5 million and an increase in prepaids and other of $0.2 million.

For further information about Golden Star's operational and financial performance, please visit the Financial and Operational database at http://apps.indigotools.com/IR/IAC/?Ticker=GSC&Exchange=TSX.  The data relating to the second quarter of 2018 will be available 24 hours after release at the latest.

Notes
1. See "Non-GAAP Financial Measures".

Other Corporate Developments

Long term, strategic investment by La Mancha

Earlier today Golden Star announced a long term, strategic relationship with La Mancha. As part of the transaction, La Mancha will invest approximately $125.7 million cash into Golden Star through a private placement and La Mancha will be issued 163,210,500 Golden Star common shares, representing approximately 30% of the enlarged share capital.  The investment by La Mancha is expected to strengthen Golden Star's balance sheet and provide the Company with increased financial capacity to unlock organic growth opportunities and participate in the consolidation of the African gold sector.

For more information about the La Mancha transaction, please see the press release entitled, "Golden Star announces long term, strategic investment by La Mancha", dated August 1, 2018.

Refinancing of Royal Gold Loan

On June 28, 2018, Golden Star (Wassa) Limited ("GWSL"), a subsidiary of Golden Star, closed a $20.0 million secured loan facility (the "Facility") with Ecobank Ghana Limited. There are no prepayment penalties associated with the Facility. The Facility will be repayable over a term of 60 months. Interest on amounts drawn under the Facility is payable monthly in arrears at an interest rate equal to three month LIBOR plus a spread of 7.5% per annum. The Company used the Facility to repay in full its existing $20.0 million medium term loan facility with Royal Gold, Inc, which was due to mature in July 2019.

All monetary amounts refer to United States dollars unless otherwise indicated.

GOLDEN STAR RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/ INCOME (Stated in thousands of U.S. dollars except shares and per share data) (Unaudited)

	Three Months Ended
	June 30,
	2018	2017

Revenue	$77,121	$77,335
Cost of sales excluding depreciation and amortization	57,717	55,173
Depreciation and amortization	9,235	8,893
Mine operating margin	10,169	13,269

Other expenses/(income)
Exploration expense	760	308
General and administrative	6,909	1,953
Finance expense, net	5,391	2,354
Other income	(415)	(120)
Loss/(gain) on fair value of financial instruments, net	1,301	(4,907)
(Loss)/income before tax	$(3,777)	$13,681
Deferred income tax expense	3,783	-
Net (loss)/income and comprehensive (loss)/income	$(7,560)	$13,681
Net loss attributable to non-controlling interest	(918)	(202)
Net (loss)/income attributable to Golden Star shareholders	$(6,642)	$13,883

Net (loss)/income per share attributable to Golden Star shareholders
Basic	$(0.02)	$0.04
Diluted	$(0.02)	$0.02
Weighted average shares outstanding-basic (millions)	380.8	376.2
Weighted average shares outstanding-diluted (millions)	380.8	444.8

GOLDEN STAR RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (Stated in thousands of U.S. dollars) (Unaudited)

	As of
	June 30	Dec 31
	2018	2017

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$21,871	$27,787
Accounts receivable	4,472	3,428
Inventories	38,096	50,653
Prepaids and other	4,042	5,014
Total Current Assets	68,481	86,882
RESTRICTED CASH	6,511	6,505
MINING INTERESTS	257,576	254,058
DEFERRED TAX ASSETS	6,270	12,944
Total Assets	$338,838	$360,389

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$83,762	$94,623
Current portion of rehabilitation provisions	7,664	6,566
Current portion of deferred revenue	14,642	17,894
Current portion of long term debt	25,756	15,864
Current portion of other liability	17,940	13,498
Total Current Liabilities	149,764	148,445
REHABILITATION PROVISIONS	57,924	64,146
DEFERRED REVENUE	109,471	92,062
LONG TERM DEBT	82,397	79,741
LONG TERM DERIVATIVE LIABILITY	6,822	10,963
LONG TERM OTHER LIABILITY	-	6,786
Total Liabilities	406,378	402,143

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	-	-
Common shares, without par value, unlimited shares authorized	783,230	783,167
CONTRIBUTED SURPLUS	36,370	35,284
DEFICIT	(818,787)	(794,180)
Shareholder's Equity attributable to Golden Star shareholders	813	24,271
NON-CONTROLLING INTEREST	(68,353)	(66,025)
Total Deficit	(67,540)	(41,754)
Total Liabilities and Shareholders' Equity	$338,838	$360,389

GOLDEN STAR RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Stated in thousands of U.S. dollars) (Unaudited)

	Three Months Ended
	June 30,
	2018	2017
OPERATING ACTIVITIES:
Net (loss)/income	$(7,560)	$13,681
Reconciliation of net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	9,245	8,902
Share-based compensation	3,220	(1,273)
Deferred income tax expense	3,783	-
Loss/(gain) on fair value of 7% Convertible Debentures embedded derivative	1,301	(4,036)
Recognition of deferred revenue	(3,959)	(3,096)
Reclamation expenditures	(1,934)	(1,503)
Other	6,180	1,523
Changes in working capital	45	(3,116)
Net cash provided by operating activities	10,321	11,082
INVESTING ACTIVITIES:
Additions to mining properties	(73)	(237)
Additions to plant and equipment	-	(145)
Additions to construction in progress	(8,214)	(17,925)
Change in accounts payable and deposits on mine equipment and material	(739)	787
Increase in restricted cash	(6)	-
Net cash used in investing activities	(9,032)	(17,520)
FINANCING ACTIVITIES:
Principal payments on debt	(5,679)	(514)
Proceeds from debt agreements	20,000	10,000
5% Convertible Debentures repayment	-	(13,611)
Royal Gold loan repayment	(20,000)	-
Shares issued, net	-	(3)
Exercise of options	38	10
Net cash used in financing activities	(5,641)	(4,118)
Decrease in cash and cash equivalents	(4,352)	(10,556)
Cash and cash equivalents, beginning of period	26,224	36,455
Cash and cash equivalents, end of period	$21,872	$25,899

Non-GAAP Financial Measures

In this press release, we use the terms "cash operating cost", "cash operating cost per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "adjusted net income attributable to Golden Star shareholders", "adjusted income per share attributable to Golden Star shareholders", "cash provided by operations before working capital changes", and "cash provided by operations before working capital changes per share - basic". These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write off and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

"All-in sustaining costs" commences with cash operating costs and then adds the cash component of metals net realizable value adjustment, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses), and accretion of rehabilitation provision. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Share-based compensation expenses are now also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability based awards. Share-based compensation expenses were previously included in the calculation of all-in sustaining costs. The Company has presented comparative figures to conform with the computation of all-in sustaining costs as currently calculated by the Company.

The Company believes that "all-in sustaining costs" will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine.

"Cash provided by operations before working capital changes" is calculated by subtracting the "changes in working capital" from "net cash provided by operating activities" as found in the statements of cash flows. "Cash provided by operations before working capital changes per share - basic" is "Cash provided by operations before working capital changes" divided by the basic weighted average number of shares outstanding for the period.

"Adjusted net income attributable to Golden Star shareholders" is calculated by adjusting Net income/(loss) attributable to Golden Star shareholders for (gain)/loss on fair value of financial instruments, share-based compensation expenses, loss on conversion of 7% Convertible Debentures, severance charges and income tax recovery on previously unrecognized deferred tax assets. "Adjusted income per share attributable to Golden Star shareholders" for the period is "Adjusted net income attributable to Golden Star shareholders" divided by the weighted average number of shares outstanding using the basic method of earnings per share.

Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease.  The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the information under the heading "Non-GAAP Financial Measures" in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations for the full year ended December 31, 2017, which is available at www.sedar.com.

Cautionary note regarding forward-looking information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information and statements in this press release include, but are not limited to, information or statements with respect to: production, cash operating costs and All-In Sustaining Cost per ounce estimates for 2018, on a consolidated basis and for each of Wassa and Prestea; the sources of gold production at Wassa during 2018 and the timing thereof;  the sources of gold production at Prestea during 2018 and the timing thereof; the achievement of the targeted production rate at Prestea Underground; the commencement and completion in 2018 of the Preliminary Economic Assessment on the Inferred Mineral Resources of Wassa Underground; the cessation of production from the Prestea Open Pits; the weighting of gold production towards the second half of 2018; planned exploration and drilling at Wassa and Prestea; the increase in production at Wassa and Prestea, and decrease in cash operating costs and All-In Sustaining Costs during the second half of 2018;  the mining rate and grade from Wassa; capital expenditures, including sustaining capital and development capital, for 2018, on a consolidated basis and for each of Wassa and Prestea; the nature of development capital expenditures at both Wassa and Prestea during 2018; the feed of stockpiled lower grade ore from Wassa Main Pit to the processing plant during 2018; the timing for completion of mining from the Prestea Open Pits during 2018 and the processing of stockpiled ore therefrom; payment of severance charges in 2018; the growth of Wassa Underground's Inferred Mineral Resources with further step out drilling; the use of proceeds from the La Mancha strategic investment; and the achievement of full year guidance.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Technical Information and Quality Control

The technical contents of this press release have been reviewed and approved by Dr. Martin Raffield, P. Eng., a Qualified Person pursuant to NI 43-101.  Dr. Raffield is Senior Vice President of Project Development and Technical Services for Golden Star.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana" effective date December 31, 2014; (ii) Bogoso/Prestea – "NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Bogoso/Prestea Gold Mine, Ghana", effective date December 31, 2017.

Cautionary Note to U.S. Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of the Securities and Exchange Commission (the "SEC") set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this news release or in the documents referenced herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

View original content:http://www.prnewswire.com/news-releases/golden-star-reports-second-quarter-2018-results-300690547.html

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/August2018/01/c2033.html

%CIK: 0000903571

For further information: Please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:45e 01-AUG-18